Exhibit 99.18

INVESTMENT BANKING DIVISION

Discussion Materials for the Board of Directors

19-Nov-2012

Disclaimer	INVESTMENT BANKING DIVISION

This document and any statement made by Goldman Sachs International (“GSI”) in connection with any related presentation to the Board of Directors of Fiat Industrial S.p.A. (the “Company”) (collectively, the “Confidential Information”) are confidential and are provided exclusively for the information and assistance of the Company’s Board of Directors in connection with its consideration of the proposals described herein and may not be disclosed to any third party, or circulated or referred to publicly, or used for any other purpose without our prior written consent.

The Confidential Information does not constitute a recommendation as to how the Company’s Board of Directors should proceed. The Confidential Information was obtained from the Company’s management and from publicly available sources and has not been independently verified by GSI. GSI has relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by it and has assumed such accuracy and completeness for purposes of the Confidential Information. In addition, GSI has not made an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries. Neither GSI nor any of its affiliates makes any representation or warranty, express or implied, as to the accuracy or completeness of the Confidential Information and any liability therefore (including in respect of direct, indirect or consequential loss or damage) is expressly disclaimed. GSI is not addressing any legal, regulatory, tax or accounting matters in this document and, furthermore, is not expressing any views on, and this document does not address, the fairness of any transaction to, or any consideration to be paid or received in connection therewith by, any person. The Confidential Information does not purport to contain all of the information that may be required to evaluate, and should not be relied on in connection with, any proposal. GSI does not undertake or expect to update or otherwise revise the Confidential Information.

GSI does not provide legal, accounting or tax advice and the Company is advised to consult its own independent advisors on any legal, tax or accounting issues relating to the Confidential Information. The receipt of this document or any other Confidential Information by any recipient other than the Board of Directors of Fiat Industrial S.p.A. is not to be taken as constituting the giving of investment advice by GSI to that recipient, nor to constitute such person a client of GSI. No person shall be treated as a client of GSI, or be entitled to the protections afforded to clients of GSI, solely by virtue of having received this document.

1

Executive Summary (1/2)	INVESTMENT BANKING DIVISION

•

Since the CNH Special Committee formally rejected FI’s May 30 proposal on October 15th, FI and its advisors had numerous discussions with the Committee and their advisors in an effort to improve the proposal to make it acceptable to them

•	Over the last month, FI has indicated the potential for increased consideration, including in the form of a special dividend payable in FY2012

•	FI now has 2 basic alternatives:

1.	Formalize an offer in a public filing as “best and final” with a short deadline for acceptance / withdrawal

2.	Withdraw the May 30 proposal without further interaction with the Special Committee

•	We are envisaging a “best and final” offer structure per CNH share comprising the same 3.828x exchange ratio contemplated in the May 30 proposal plus a special dividend of $10 per share

•	If no agreement is reached with the Special Committee, FI would pursue an alternative strategy including all other elements of its announced plan

•	Merger with NewCo (Dutch incorporated, UK tax resident)

•	Creation of Loyalty Shares

•	NYSE listing of NewCo

•	FI / NewCo would also take steps to normalize its commercial relationship with CNH and maximize its public market valuation

•	Focusing the IR effort on NewCo stock while de-emphasizing CNH stock in the US market

•	Ensuring that the pricing of engines supplied by FPT Industrial to CNH is based on current market

•	Charging arm’s length prices for services, including management and R&D, supplied to CNH

2

Executive Summary (2/2)	INVESTMENT BANKING DIVISION

•

The Special Committee is aware of FI’s intention to normalize pricing with CNH and has received (on October 4th) projections which include the financial impact of the new engine pricing, which is subject to review by the CNH Audit Committee

•

If the offer is rejected, it should be still possible to reap most of the intended benefits to FI / NewCo of the transaction originally proposed, although re-rating of NewCo will be more difficult to achieve

•	Structural complexity not fully addressed

•	Need more time to develop a deep liquid market on NYSE for NewCo

•	Investors still have the option of buying CNH

•	Buyout of CNH minorities down the road

•

As the expected synergies from the CNH combination are de minimis, the alternative strategy has an immediate positive NPV to FI of approximately $300m (assuming $10 dividend to minorities) vs. pursuing an agreed deal, plus additional economic benefit to NewCo shareholders over time if CNH minorities are still outstanding when the pricing changes are phased in two years from now

•	The CNH stock is likely to come under some pressure if FI withdraws its offer and pursues its alternative plan

•	Deal expectation in the current price ~5%

•	Impact of intra-group pricing on market terms on DCF value ~15%

•	No dividends

•	Reduced IR effort

•	Liquidity and float gradually reduced as opportunistic share buybacks and NewCo purchases are pursued

•

Public disclosure of FI’s proposal as “best and final” may result in some CNH shareholder pressure on the Special Committee, especially if accompanied by disclosure of the alternative plan, but it may not be enough to persuade the Special Committee to accept

3

Exchange Ratio Evolution Since 04-Apr	INVESTMENT BANKING DIVISION

Share Prices
	04-Apr	16-Nov
FI (€)	7.765	8.02
CNH ($)	39.65	44.43

Source: Bloomberg as of 16-Nov-2012

[1]	1 Month average exchange ratio to 04-April-2012.

4

Alternatives for Consideration	INVESTMENT BANKING DIVISION

[1]	Assumes payment to outstanding shares (27.9m minorities, 239.7m in total), stock grants (2.5m) and exercisable options (Treasury Stock Method applied).

FI to deliver a letter (which would be publicly disclosed) formalising the 3.828x + $10 (for a total dividend to CNH Minorities of $309m1) Alternative 1: Short deadline for acceptance Formalize “Best and — Payment of special dividend by CNH by year-end only if acceptance is by midnight on Wednesday 21st of Final” Offer November If offer expires or is rejected FI will proceed with Alternative 2 (which intention would also be publicly disclosed) FI announces withdrawal of proposal to CNH FI sets up a NewCo organised in The Netherlands Alternative 2: — NewCo to implement loyalty voting system Withdraw the Offer and Subject to FI EGM approval, FI merges into NewCo Migrate FI tothe — Listing on NYSE Netherlands NewCo and CNH to implement steps to rationalise and integrate operations and minimise incremental cost to NewCo of separate CNH structure

5

Key Considerations on Completion of Merger Vs. Withdrawal / Redomiciling Alternative	INVESTMENT BANKING DIVISION

Key Objectives / Completion of merger of FI and CNH / Withdrawal from process / redomiciling of FI and Impact on FI and CNH Creation of NewCo implementation of the rationalisation steps n FI and CNH continue trading as separate stocks (but both Simplification of Creation of a single-class stock listed on the NYSE as Dutch companies) Corporate and CNH minorities can be reduced over time via Shareholding Structureture Elimination of illiquid CNH minorities opportunistic market purchases and potentially squeezed- out if above 95% in future Creation of a Strong, NYSE listing and improved liquidity to attract a broader Liquid Currency investor base in US for NewCo Double trading of FI and CNH on the NYSE Implementation of Loyalty Double voting mechanism to reward long-term holding of Same double-voting mechanism available to FI Reward Scheme the stock shareholders post redomiciling Access to US Debt Capital NewCo to access EU and US capital markets post- FI to become solely responsible for debt issuance at Markets for FI merger group level n Similar to what is achievable via the merger, as most Realisation of Synergies No meaningful expected cost savings, except savings on CNH public company-related costs can be reduced via a costs related to CNH status as a listed company rationalisation program (e.g. no separate IR function, reduced directors’ compensation, etc…) n CNH: likely immediate drop in price reflecting new stand- CNH: increase to a small discount to value of best and alone prospects Expected Capital Markets final offer Reaction FI: re-rating process will be slower and made more FI: post merger completion, gradual re-rating to US peers’ difficult by the fact that CNH is still an alternative for trading levels as stock increases liquidity and float in US investment (with takeout potential)

6

FI Business Plan Without vs. With Proposed FPT Repricing Consolidated – IFRS	INVESTMENT BANKING DIVISION

•

Prices for engines to be adjusted to reflect market benchmarks in recognition of FPT’s significant investments in developing next generation powertrains, its role in enabling its key customers to develop competitive advantages and improve their market position as well as its own rapidly improving third party sales performance (CNH would receive 2% discount from market benchmark)

•	Full repricing to be applied beginning at latest in 2015 (after current business plan and with enough lead time for CNH to look to alternatives)

•

Proposed repricing is subject to the final approval of the CNH audit committee which is responsible for approving any material related party transactions and ensuring that they are at arm’s length terms

•	FI understands that the CNH audit committee has engaged consultants to confirm market pricing

•	FI estimates that repricing would reduce CNH trading margin by ~100bps and improve FPT’s by ~700bps

Source: FI 2012-2016 Business Plan without repricing and FI 2012-2016 Business Plan with repricing

7

FI EPS Accretion (Dilution) Impact of Alt. 1 and 2 (with Repricing) vs. Status Quo (without Repricing)	INVESTMENT BANKING DIVISION
(€)

Source: FI and CNH filings, Bloomberg, FI 2012-2016 Business Plan. Market Data as of 16-Nov-2012

Note: EUR/USD exchange rate of 1.27. Treasury Stock Method applied

[1]	Estimated assuming 1% yield on CNH cash and 30% marginal tax rate. Assumes no withdrawal rights exercised. Assumes roll-over of CNH non-exercisable options with the exchange ratio of 4.809x.

8

INVESTMENT BANKING DIVISION

Appendix A: Additional Materials

Trading Multiples Based on IBES Estimates	INVESTMENT BANKING DIVISION

Source: Companies’ latest filings, presentations and websites; Bloomberg; IBES Estimates. Market prices as of 16-Nov-2012

Note: EV calculated as Market Cap +/ Net Industrial Debt / (Cash) + Pension Liabilities + Minority Interest Associates/JVs Book Value of Financial Services Subsidiaries. Treasury Stock Method applied.

[1]	CNH Adj. EV calculated as Market Cap + Pension Liabilities + Minority Interest—Associates/JVs—Book Value of Financial Services Subsidiaries.

Additional Materials	10